SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 2) *

                  __________Union Acceptance Corp______________

                                (Name of issuer)


                __________Class `A` Common Shares_______________

                         (Title of Class of Securities)


                        ______904832102__________________

                                 (CUSIP Number)

                   Mr J Deighton, Mercury Asset Management plc

          33 King William Street, London EC4R 9AS Tel No 0171 203 5744
     -----------------------------------------------------------------------
       Name , Address and Telephone Number of Person Authorised to Receive
                           Notices and Communications)

                                 21 March, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).

(See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)




2776

Schedule 13D

CUSIP No. 904832102_________________________

------ ----------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
       MERCURY ASSET MANAGEMENT plc

------ ----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)  [ ]
                                                          (B)  [ ]

------ ----------------------------------------------------------------------
3      SEC USE ONLY

------ ----------------------------------------------------------------------
4      SOURCE OF FUNDS*

       00

------ ----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

------ ----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANISATION

       ENGLAND
------ ----------------------------------------------------------------------
------ ----------------------------------------------------------------------
                    7     SOLE VOTING POWER

  NUMBER OF               NONE
                    ---------------------------------------------------------
   SHARES           8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                NONE
                    ---------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                  211,000
                    ---------------------------------------------------------
   WITH             10    SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
        EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.26%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IA

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 1 of 16


Item 1.     Security and Issuer
            -------------------

            The class of equity securities to which this statement relates is the shares of Class `A' Common Stock (the "Common Shares") of Union Acceptance Corp (the "Company") whose principal executive offices are located at 250 North Shadeland Avenue, Indianapolis IN 46219. Its telephone number is (317) 231 6400.

Item 2.     Identity and Background
            -----------------------

            This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

            Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

            Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

            The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

            Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.     Purpose of Transaction
            ----------------------

            The Common Shares were acquired for the purpose of investment.

            (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

            Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

            (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalisation or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

            (j) any action similar to any of those set forth above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 211,000 Class `A' Common Shares or approximately 5.26% of the Class `A' Common Shares outstanding.

            (b)  See Item 2 above.

            (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

            (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

            (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

            None.

                                 SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: 1st April,1997

                                         for Mercury Asset Management plc.

                                         By /s/ James Stratford
                                            --------------------
                                              Authorised Signatory
                                                James Stratford

ANNEX A

                                   MERCURY ASSET MANAGEMENT plc.


Executive Officers                                                    Principal
and Directors                        Business Address                 Occupation     Citizenship
-------------                        ----------------                 ----------     -----------

Joint Chairman

David William James PRICE            33 King William Street,         Investment        British
(Joint Chairman)                     London, EC4R 9AS.                Director

Stephen Anthony ZIMMERMAN            33 King William Street,         Investment        British
(Joint Chairman)                     London, EC4R 9AS.                Director

Deputy Chairman

Carol GALLEY (Miss)                  33 King William Street,         Investment        British
(Deputy Chairman)                    London, EC4R 9AS.                Director

Christopher Nigel                    33 King William Street,         Investment        British
HURST-BROWN                          London, EC4R 9AS                 Director
(Deputy Chairman)

Frederick David Stewart              33 King William Street,         Investment        British
ROSIER (Deputy Chairman)             London, EC4R 9AS                 Director

Vice Chairman

Dr. Ross John BUNCE                  33 King William Street,         Investment        British
(Vice Chairman)                      London, EC4R 9AS                 Director

Andrew Searle DALTON                 33 King William Street,         Investment        British
(Vice Chairman)                      London, EC4R 9AS.                Director

Charles Vivian JACKSON               33 King William Street,         Investment        British
(Vice Chairman)                      London, EC4R 9AS                 Director

Directors

Ian ARMITAGE                         33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Norman McLeod BACHOP                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Ian Christopher Simon BARBY          33 King William Street,         Investment        British
(Director)                           London,  EC4R  9AS               Director

Stuart John BAXTER                   33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 DIrector

Thomas Jan BERGER                    33 King William Street,         Investment        American
(Director)                           London, EC4R 9AS                 Director

David Thomas Alan BOYLE              33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Carol Consuelo BROOKE                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

John Loughlin CALLAHAN               33 King William Street,         Investment        American
(Director)                           London, EC4R 9AS                 Director

David John CAUSER                    33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Thomas William George                33 King William Street,         Investment        British
CHARLTON                             London, EC4R 9AS                 Director
(Director)

Nicholas James CHARRINGTON           33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Colin Martin CLARK                   33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Nicholas James COATS                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Stephen Benedict COHEN               33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

John Nicholas COTTON                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Graham Richard DIXON                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Charles Bowen FARQUHARSON            33 King William Street,         Company           British
(Company Secretary                   London, EC4R 9AS                Secretary
& Director)                                                          & Director

Christopher Nigel Holland            33 King William Street,         Investment        British
 FOSTER (Director)                   London, EC4R 9AS                 Director

Seiichi FUKUYAMA                     33 King William Street,          Alternate        Japanese
(Director)                           London EC4R 9AS                  Director

Peter John GIBBS                     33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Peter John Woodville                 33 King William Street,         Investment        British
HARRISON (Director)                  London, EC4R 9AS                 Director

Paul HARWOOD                         33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Timothy John HASTON                  33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Andrew Malcolm                       33 King William Street          Investment        British
HUNTER-JOHNSTON                      London, EC4R 9AS                 Director
(Director)

Michael Francis Mostyn               33 King William Street,         Investment        British
Owen JODRELL                         London, EC4R 9AS                 Director
(Director)

Andreas Christian Jutting            33 King William Street          Investment        Danish
LEHMAN                               London, EC4R 9AS                 Director
(Director)

Gary LOWE                            33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Roderick James MACLEOD               33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Paul Roderick Clucas MARSHALL        33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Keith Richard MULLINS                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Masaru NISHIZAWA                     Hibiya Kokusai Building,        Investment        Japanese
(Director)                           2-2-3 Uchisaiwaicho,             Director
                                     Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY           33 King William Street,         Investment        Australian
(Director)                           London, EC4R 9AS                 Director

Thomas Andrew OATES                  33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Peter Vincent OLSBERG                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Roderick Louis PARIS                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

John PARSLOE                         33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Andrew Phillip PICKARD               33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Ronald William PULLEN                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

John William RICHARDS                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Nicholas King RITCHIE                33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Alexander Frederick                  33 King William Street,         Investment        British
James ROE (Director)                 London, EC4R 9AS                 Director

Richard George ROYDS                 33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Lynn Christine RUDDICK               33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Clifford John SHAW                   Warburg Asset Management        Investment        British
(Director)                           Japan Ltd.,                                       Director
                                     Hibiya Kokusai Building,
                                     7th Floor,
                                     2-2-3- Uchisaiwaicho,
                                     Chiyoda-ku, Tokyo 100

Ian Michael SLACK                    33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director

Peter William STANYER                33 King William Street          Investment        British
(Director)                           London, EC4R 9AS                 Director

Rodney STEEL                         33 King William Street          Investment        British
(Director)                           London, EC4R 9AS                 Director

Hugh Alexander STEVENSON             33 King William Street,         Chairman of       British
(Director)                           London, EC4R 9AS                Mercury Asset
                                                                     Management
                                                                     Group plc

Barry William WOOLF                  33 King William Street,         Investment        British
(Director)                           London, EC4R 9AS                 Director




                       MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                       Principal
and Directors                            Business Address                Occupation        Citizenship
-------------                            ----------------                ----------        -----------

Chairman

Hugh Alexander STEVENSON                 33 King William Street,         Investment        British
(Chairman)                               London, EC4R 9AS.                Director

Deputy Chairman

David William James PRICE                33 King William Street,         Investment        British
(Deputy Chairman)                        London, EC4R 9AS.                Director

Stephen Anthony ZIMMERMAN                33 King William Street,         Investment        British
(Deputy Chairman)                        London, EC4R 9AS.                Director

Vice Chairman

Carol GALLEY (Miss)                      33 King William Street,         Investment        British
(Vice Chairman)                          London, EC4R 9AS.                Director

Company Secretary

Charles Bowen FARQUHARSON                33 King William Street,           Company         British
(Secretary)                              London, EC4R 9AS.                Secretary

Directors

Paul Graham BOSONNET                     33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS.                Director

David John CAUSER                        33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS                 Director

Andrew Searle DALTON                     33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS.                Director

Peter Stormonth DARLING                  33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS                 Director

Hugh Jon FOULDS                          33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS                 Director

Christopher Nigel                        33 King William Street,         Investment        British
HURST-BROWN (Director)                   London, EC4R 9AS                 Director

Charles Vivian JACKSON                   33 King William Street,         Investment        British
(Director)                               London, EC4R 9AS                 Director

Frederick David Stewart                  33 King William Street,         Investment        British
ROSIER (Director)                        London, EC4R 9AS                 Director

John Charles Grayson                     33 King William Street,         Investment        British
STANCLIFFE                               London, EC4R 9AS                 Director
(Director)

ANNEX A

                       Mercury Asset Management Group plc

                                 Directors Lists

                              CORPORATE INFORMATION

                                                                          Field of                  Country of
Name                                       Registered Office              Activity                  Incorporation
----                                       -----------------              --------                  -------------
Mercury Asset Management Group plc         33 King William Street,        Holding Company           England
                                           London, EC4R 9AS

Mercury Asset Management plc               33 King William Street,        Investment                England
                                           London, EC4R 9AS               Management and Advice

ANNEX  B

                              Union Acceptance Corp

                             CLASS `A' COMMON SHARES

DATE         PURCHASE     SALE          PRICE PER        DAILY
                                        SHARE            TOTALS
01.21.97                                B/FWD             160,000
01.23.97                   5,500        21.125            155,000
01.24.97                   4,000        21                151,000
01.28.97                   1,000        21.75             150,000
01.31.97                   3,500        19                146,000
01.31.97          500                   19                147,000
02.03.97                   2,000        19                145,000
02.07.97        1,000                   19.125            146,000
02.26.97        8,000                   18.75             154,000
02.27.97        5,500                   18.8125           159.000
03.21.97       51,500                   14.4878           211,000